COMPASS THERAPEUTICS, INC.

80 Guest Street

Suite 601

Boston, Massachusetts 02135

January 17, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Re:	Withdrawal of Acceleration Request—Compass Therapeutics, Inc.: Registration Statement on

Form S-3 filed December 2, 2022 (File No. 333-268652)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 13, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, January 17, 2023, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request for withdrawal, please contact James Xu of Goodwin Procter LLP at (650) 752-3355.

Sincerely,
Compass Therapeutics, Inc.

/s/ Vered Bisker-Leib
Vered Bisker-Leib
President and Chief Operating Officer

cc:	Vered Bisker-Leib, Compass Therapeutics, Inc.

Jonathan Anderman, Compass Therapeutics, Inc.

Richard Hoffman, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP